Nature’s Miracle Holding Inc.

858 N Central Ave

Upland, CA 91786

November 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nature’s Miracle Holding Inc.
Withdrawal of Acceleration Request - Registration Statement on Form S-1
File No. 333-282487

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 31, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Monday, November 4, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as possible, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Nature’s Miracle Holding Inc.

By:	/s/ Tie (James) Li
Name:	Tie (James) Li
Title:	Chief Executive Officer